Exhibit 99.7

Torex Gold Reports Excellent Drill Results from Media Luna West and Initial Results from Media Luna East

Compelling results return multiple high-grade intercepts at both Media Luna East and West

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - February 24, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) is pleased to provide results from the ongoing drilling program at Media Luna West and results from initial drill testing at Media Luna East. Drilling at both targets supports the Company’s exploration strategy, which is focused, in part, on unlocking additional near-mine opportunities at the Media Luna Cluster in order to further enhance and extend the production profile of the Morelos Complex.

Jody Kuzenko, President & CEO of Torex, stated:

“I’m very excited about the results we have seen to date from our initial drilling at Media Luna East and the continuation of high-grade results returned from ongoing drilling at Media Luna West. These two targets exemplify the outstanding resource potential we see on the south side of the Morelos Property and, along with the results from EPO and Media Luna proper, support our belief that we will be mining at Morelos for decades to come.

“The excellent drill results returned from both Media Luna West and Media Luna East were generated from just over 10,000 metres of drilling. With more than 20,000 metres across both targets planned in 2025, we are eager to see more from these drill programs, as well as an inaugural Inferred Resource estimate for Media Luna West which we are targeting by year-end 2025.

“As our understanding of the structural controls across the Morelos Property evolves, we fully expect to delineate new economic deposits to support our ultimate objective of maintaining annual gold equivalent production of over 450,000 ounces while extending the life of the operation well beyond 2035.”

HIGHLIGHTS

•

The advanced exploration drilling program at Media Luna West has defined a mineralized footprint of 600 metres (“m”) by 400 m with multiple high-grade intercepts, most notably 13.40 grams per tonne gold equivalent (“gpt AuEq”) over 28.4 m, including 22.73 gpt AuEq over 13.1 m in hole ML24-1043DB. The intercepts indicate the exploration upside to the west of the defined resource boundaries of Media Luna and EPO.

•

Initial drill testing at Media Luna East returned strong results, with multiple high-grade intercepts, many with copper (“Cu”) grades in excess of 2%. This includes drill hole MLE-003 which returned 28.12 gpt AuEq over 18.3 m with a gold (“Au”) grade of 18.84 gpt and a Cu grade of 4.52% as well as high-grade intercepts of 8.92 gpt AuEq over 60.9 m and 18.28 gpt AuEq over 12.0 m. MLE-003 confirms the high exploration potential as drilling approaches the San Miguel fault to the south, which is now believed to be the main source of mineralized fluids for the Media Luna Cluster.

MEDIA LUNA CLUSTER DRILLING & EXPLORATION PROGRAM

Drilling and exploration programs at the Media Luna Cluster support the Company’s objective of enhancing and extending the production profile of the Morelos Complex. Although drilling within the Media Luna Cluster over the last few years has been primarily focused on expanding and upgrading resources at EPO, significant progress has also been made more broadly across the cluster by re-evaluating previously identified targets through a systematic process to evolve the geological understanding of the Morelos Property. This approach is founded on a new structural framework, the identification of multiple alteration events, various and distinct mineralization styles, and the definition of the main mineralization controls.

The deeper understanding of the structural controls across the Morelos Property has reoriented exploration in the Media Luna Cluster to focus on the intersection of the north-south structural corridor with the west-northwest-striking San Miguel fault as the main mineralization control (Figure 1). This fault is viewed to be the structure that provided the mineralizing fluids to the north-south structural corridor during the mineralization events, which in time controlled the distribution of the known deposits in the district. The Media Luna Cluster is centred at the intersection of two deep and long-lived fault corridors, suggesting a direct connection to the primary sources of mineralizing fluids.

Drill hole intercepts for Media Luna West and Media Luna East are core lengths and not true widths. True width will be determined once the geological modelling to define the ore controls is completed. The gold equivalent grade calculation accounts for the same metal prices ($1,650/oz Au, $22/oz silver (“Ag”), and $3.75/lb Cu) as well as metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the current mineral resource estimate for the Media Luna deposit (effective date of December 31, 2023) and has been applied to the assay results for newly published drill holes as well as previously published drill holes. The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104).

MEDIA LUNA WEST

In 2024, drilling at Media Luna West primarily focused on exploring the mineralized continuity of the high-grade intercept encountered in drill hole ML23-986A (29.79 gpt AuEq over 14.1 m; previously reported, see Table 5 for more information) and defining the footprint of Media Luna West, based on the new structural interpretation and knowledge gained during the extensive drilling campaigns at Media Luna and EPO. A total of 8,023 m of drilling was conducted across sixteen drill holes (including seven parent holes), fifteen of which are reported in this release (totaling 7,464 m). Full assay results for the last drill hole are pending.

Table 1: Highlights of the 2024 drilling program at Media Luna West

Drill Hole	From (m)	To (m)	Core Length[1,2] (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq[3] (gpt)
ML24-1016B	703.2	709.3	6.2	11.38	43.5	2.62	16.14
ML24-1019	730.9	735.0	4.1	1.53	27.0	0.97	3.44
ML24-1021A incl.	782.0	786.3	4.3	2.56	5.7	0.40	3.27
	785.3	786.3	0.9	11.90	9.8	0.54	12.90
ML24-1023	694.1	697.1	3.0	0.42	12.3	1.12	2.38
ML24-1033 incl.	708.6	720.2	11.6	4.69	7.1	0.29	5.24
	710.6	712.0	1.3	26.23	6.0	0.07	26.42
ML24-1036D	624.7	627.0	2.4	1.53	43.1	0.18	2.37
	653.4	656.3	2.9	0.36	44.7	0.95	2.46
	709.3	710.4	1.1	0.39	230.0	7.04	14.64
	721.1	723.8	2.7	1.32	12.2	0.41	2.14
	728.0	730.3	2.3	0.09	32.1	1.22	2.47
	740.7	742.3	1.6	0.12	84.5	2.62	5.41
	750.0	752.0	2.0	0.08	37.7	1.53	3.02
ML24-1039	616.6	622.7	6.1	0.65	24.2	1.04	2.63
	635.8	637.5	1.7	2.73	2.4	0.08	2.89
ML24-1043DB incl. incl. incl.	765.7	767.2	1.3	3.16	2.5	0.04	3.25
	796.4	830.0	28.4	13.36	1.7	0.01	13.40
	806.3	820.0	13.1	22.66	2.7	0.02	22.73
	825.0	826.0	1.0	20.20	1.3	0.00	20.22
	829.0	830.0	1.0	23.70	2.7	0.03	23.79
ML24-1045	778.9	780.9	2.0	5.83	2.7	0.00	5.87

Notes to Table:

1)	Intercepts are reported as core length (not true width/thickness). True width/thickness will be determined once the geological modelling is completed.
2)	Core lengths reflect drilling core recovery >80%, with an average of 95%
3)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104) and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2023 mineral resource estimate for Media Luna.

4)	All assay results are uncapped.

Results from drill hole ML24-1043DB outline a mineralized zone approximately 90 m wide, including an interval of 28 m grading over 13 gpt AuEq. This mineralization is hosted along the western edge of a phreatomagmatic breccia, highlighting a newly identified control of high-grade Au mineralization for the district. The geometry outlined by the 2024 drilling program suggests a potential footprint comparable to EPO (Figures 2 and 3).

Drilling in 2025 (10,000 m) will focus on further defining the mineralized boundaries of Media Luna West. An inaugural Inferred Resource estimate for Media Luna West is targeted to be released with the year-end 2025 mineral reserve and resource update in March 2026.

MEDIA LUNA EAST

At Media Luna East, which lies immediately to the east of the Media Luna underground mine, five holes (including two parent holes) and 3,318 m were drilled from platforms at Media Luna under an initial drill testing campaign. The results of this initial drilling confirm the continuity of mineralization along a north-south trend, with stronger structural control and higher grades in the vicinity of the San Miguel fault. The latter suggests that this first-order thick-skin structure served as the primary conduit for mineralizing fluids.

The drill holes MLE-003 and MLE-006 encountered a mineralized zone of approximately 60 m in core thickness, containing multiple mineralized intercepts ranging up to 60 m in core length and grading over 5 gpt AuEq, as well as numerous high-grade intercepts, most notably 8.92 gpt AuEq over 60.9 m, 28.12 gpt AuEq over 18.3 m, and 18.28 gpt AuEq over 12.0 m. These results highlight the potential extension of high-grade mineralization east of Media Luna and support the view that the San Miguel fault is likely to be the main source of mineralization.

Table 2: Highlights from initial drill testing at Media Luna East

Drill Hole	From (m)	To (m)	Core Length[1,2] (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq[3] (gpt)
MLE-001 incl.	349.3	357.4	8.1	2.38	160.0	3.24	9.62
	349.9	352.9	2.9	4.98	292.6	5.84	18.10
	362.7	366.5	3.8	2.05	37.2	0.79	3.79
MLE-002	356.9	359.7	2.8	2.93	46.1	1.37	5.73
	369.6	375.2	5.6	4.21	49.3	1.68	7.53
MLE-003 incl.	618.7	679.7	60.9	4.89	49.0	2.11	8.92
	689.3	701.3	12.0	14.73	26.0	2.00	18.28
	692.6	697.0	4.4	28.82	23.5	2.30	32.83
	753.4	771.7	18.3	18.84	158.2	4.52	28.12
MLE-004A	424.0	428.0	4.0	2.22	11.1	0.49	3.15
MLE-005A	522.0	524.0	2.0	1.53	50.9	0.75	3.38
	528.0	536.3	8.3	5.75	91.7	2.39	10.77
MLE-006 incl. incl.	611.0	670.1	59.0	2.75	36.4	1.35	5.38
	611.0	647.0	36.0	3.33	50.1	1.30	6.07
	652.8	670.1	17.2	2.40	18.5	1.66	5.31

Notes to Table:

1)	Intercepts are reported as core length (not true width/thickness). True width/thickness will be determined once the geological modelling is completed.
2)	Core lengths reflect drilling core recovery >99%.
3)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104) and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2023 mineral resource estimate for Media Luna.

4)	All assay results are uncapped.

The expanded 2025 drilling program (10,000 m) is targeting to extend the mineralized footprint and ultimately mineral resources east of the Media Luna mine. The program will also test a major mineralization control - the intersection of a north-south structural trend with the west-northwest-striking San Miguel fault (Figure 4). Additionally, surface exploration has already identified several drill targets, with at least one target showing all the geological criteria to justify promotion to the initial drill testing stage in the upcoming season.

MEDIA LUNA EAST AND MEDIA LUNA WEST GEOLOGY

The Media Luna East and Media Luna West targets are part of the Media Luna Cluster, which also includes Media Luna, EPO, and Todos Santos. They are hosted within the Mesozoic carbonate-rich Morelos Platform, overlayed by Cuautla and Mezcala formations, and have been intruded by Paleocene stocks, sills, and dikes of granodioritic to tonalitic composition.

The north-south thick-skin deep-seated faults control the architecture of the mineralized zones with sub-parallel second-order faults generating favourable traps for the different mineralizing fluids during the multiple stages of deformation.

Cu-Ag and later Au mineralization is hosted within the intense extension fractures in the footwall and hanging walls of the faults related to the emplacement of the approximately north-south-striking dikes and breccias. Mineralization is better developed in the contact of Morelos formation limestones and Media Luna granodiorite. The margins of altered dikes and sills of the calcsilicate envelope also act as a secondary mineralization control.

The deposit is characterized by a mineral assemblage of pyroxene, garnet, and magnetite. Metal deposition occurred during hydrated minerals alteration and is associated with a mineral assemblage comprising of amphibole, phlogopite, chlorite, and calcite ± quartz ± epidote as well as variable amounts of magnetite and sulfides, primarily pyrrhotite. The style of mineralization at both Media Luna West and Media Luna East is characterized by Au with locally high Ag and Cu grades. Given that Au precipitates due to the buffer exerted by the early stage of calc-silicate alteration and sulfide mineralization, it occurs as free Au and is generally dissociated from the earlier Cu mineralization event that is mainly represented by chalcopyrite.

QA/QC AND QUALIFIED PERSON

Torex maintains an industry-standard analytical quality assurance and quality control (“QA/QC”) and data verification program to monitor laboratory performance and ensure high-quality assays. Results from this program confirm the reliability of the assay results.

The exploration program and analytical QA/QC program for Media Luna Cluster drilling is currently overseen by José Antonio San Vicente Díaz, Chief Exploration Geologist for Minera Media Luna, S.A. de C.V. All samples reported have been checked against Company and Lab standards, and blanks. No core duplicate samples are taken.

HQ-size core is sawn in half with half the core retained in the core box and the other half bagged and tagged for shipment to the sample preparation facility. Sample preparation is carried out by Bureau Veritas (“BV”), an accredited laboratory, at its facilities in Durango, Mexico and consists of crushing a 1 kg sample to >70% passing 2 mm followed by pulverization of 500 g to >85% passing 75 μm. Au is analyzed at the BV facilities in Hermosillo, Mexico following internal analytical protocols (FA430) and comprises a 30 g fire assay with an atomic absorption finish. Samples yielding results >10 g/t Au are re-assayed by fire assay with gravimetric finish (FA530). Cu and Ag analyses are completed at the BV facilities in Vancouver, Canada as part of a multi-element geochemical analysis by an aqua regia digestion and/or four acid digestion with detection by ICPES/MS using BV internal analytical protocol AQ270/AQ370. Overlimits for the multi-element package are analyzed by internal protocol AQ374. External pulp check assays for QA/QC purposes are performed at ALS Chemex, de Mexico S.A. de C.V., an accredited laboratory. The pulp check samples are analysed for Au, Ag and Cu. Overall comparability between Bureau Veritas and ALS Chemex is good to excellent, with high correlation.

Scientific and technical information contained in this news release has been reviewed and approved by Rochelle Collins, P.Geo. (PGO #1412), Principal, Mineral Resource Geologist with Torex Gold Resources Inc. a “qualified person” (“QP”) as defined by NI 43-101. Ms. Collins has verified the information disclosed, including sampling, analytical, and test data underlying the drill results. Verification included visually reviewing the drill holes in three dimensions, comparing the assay results to the original assay certificates, reviewing the drilling database, and reviewing core photography consistent with standard practice. Ms. Collins consents to the inclusion in this release of said information in the form and context in which they appear.

Additional information on sampling and analyses, analytical labs, and methods used for data verification is available in the Company’s technical report entitled the “Morelos Property, NI 43-101 Technical Report, ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study, Guerrero State, Mexico”, dated effective March 16, 2022 filed on March 31, 2022 (the “2022 Technical Report”) and in the annual information form (“AIF”) dated March 30, 2023, each filed on SEDAR+ at www.sedarplus.ca and the Company’s website at www.torexgold.com.

ABOUT TOREX GOLD RESOURCES INC.

Torex is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property, an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City. The Company’s principal asset is the Morelos Complex, which includes the El Limón Guajes (“ELG”) Mine Complex, the Media Luna Project, the EPO Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022. Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information also includes, but is not limited to, statements about: the Company’s exploration strategy which is focused, in part, on unlocking additional near-mine opportunities at the Media Luna Cluster in order to further enhance and extend the production profile of the Morelos Complex; the Media Luna East and Media Luna West targets exemplify the outstanding resource potential Company sees on the south side of the Morelos Property and, along with the results from EPO and Media Luna proper, support the Company’s belief that it will be mining at Morelos for decades to come; an inaugural Inferred Resource estimate for Media Luna West is targeted by year-end 2025; as the Company’s understanding of the structural controls across the Morelos Property evolves, the Company fully expect to delineate new economic deposits to support the Company’s ultimate objective of maintaining annual gold equivalent production of over 450,000 ounces while extending the life of the operation well beyond 2035; the multiple high-grade intercepts in hole ML24-1043DB referred to in the news release indicate the exploration upside to the west of the defined resource boundaries of Media Luna and EPO; MLE-003 confirms the high exploration potential as drilling approaches the San Miguel fault to the south; the geometry outlined by the 2024 drilling program suggests a potential footprint comparable to EPO; the expanded 2025 drilling program is targeting to extend the mineralized footprint, and ultimately mineral resources, east of the Media Luna mine; and the Company’s key strategic objectives: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “objective”, “target”, “continue”, “potential”, “focus”, “demonstrate”, “belief” or variations of such words and phrases or statements that certain actions, events or results “will”, “would”, “could” or “is expected to” occur. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties associated with: the ability to upgrade mineral resources categories of mineral resources with greater confidence levels or to mineral reserves; risks associated with mineral reserve and mineral resource estimation; and those risk factors identified in the Technical Report and the Company’s annual information form and management’s discussion and analysis or other unknown but potentially significant impacts. Forward-looking information is based on the assumptions discussed in the Technical Report and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF and MD&A are filed on SEDAR+ at www.sedarplus.ca and the Company’s website at www.torexgold.com.

Figure 1: Plan view of the Media Luna Cluster showing the current structural framework and the location of the Media Luna West and East target areas.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/241806_8f45b99f54f4f81a_001full.jpg

Figure 2: Plan view of Media Luna West showing high-grade drilling intercepts over different structural blocks at distinct elevations. Mineralization remains open both west and south towards the San Miguel fault.

(i) Drill hole ML23-986A was previously reported. For more information, please refer to Table 5.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/241806_8f45b99f54f4f81a_002full.jpg

Figure 3: Media Luna West section view showing high-grade intercepts of over 30 m of vertical continuity within the favourable alteration zone and notably at the fringes of a diatreme breccia as main mineralization controls.

(i) Drill hole MLW-02 was previously reported. For more information, please see Table 5.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/241806_8f45b99f54f4f81a_003full.jpg

Figure 4: Plan view of Media Luna East zone showing high-grade drilling intercepts over different structural blocks. Mineralization remains open in all directions with intercepts increasing in core length and grade towards the San Miguel fault system to the south.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/241806_8f45b99f54f4f81a_004full.jpg

Table 3: Results from the ongoing drilling program at Media Luna West

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
ML23-959	Drill Test	420998.0	1984592.8	987.4	10	-70	681	No significant results
ML24-1016	Drill Test	421034.7	1985191.1	1192.9	67	-77	300	No significant results
ML24-1016A	Drill Test	421034.7	1985191.1	1192.9	67	-77	383	No significant results
ML24-1016B	Drill Test	421034.7	1985191.1	1192.9	67	-77	723	700.5 703.2	701.1 709.3	0.6 6.2	1.34 11.38	18.2 43.5	1.04 2.62	3.24 16.14	100.0 100.0	% %
ML24-1019	Drill Test	421035.2	1985190.6	1192.9	89	-65	744	730.9	735.0	4.1	1.53	27.0	0.97	3.44	100.0%
ML24-1021	Drill Test	421035.0	1985190.8	1192.8	84	-80	354	No significant results
ML24-1021A incl.	Drill Test	421035.0	1985190.8	1192.8	84	-80	845	782.0 785.3	786.3 786.3	4.3 0.9	2.56 11.90	5.7 9.8	0.40 0.54	3.27 12.90	100.0 100.0	% %
ML24-1023	Drill Test	421035.0	1985190.7	1192.7	86	-71	745	588.4 694.1	589.1 697.1	0.6 3.0	3.88 0.42	1.3 12.3	0.01 1.12	3.91 2.38	92.3 100.0	% %
ML24-1028	Drill Test	421113.4	1985079.8	1190.8	86	-73	732	No significant results
ML24-1033 incl. incl.	Drill Test	421167.9	1985020.0	1183.7	265	-86	772	708.6 710.6 718.2	720.2 712.0 719.2	11.6 1.3 1.0	4.69 26.23 2.49	7.1 6.0 16.5	0.29 0.07 0.76	5.24 26.42 3.93	100.0 100.0 100.0	% % %
ML24-1036D	Drill Test	421167.9	1985020.0	1183.7	265	-86	813	624.7 653.4 709.3 721.1 728.0 740.7 750.0	627.0 656.3 710.4 723.8 730.3 742.3 752.0	2.4 2.9 1.1 2.7 2.3 1.6 2.0	1.53 0.36 0.39 1.32 0.09 0.12 0.08	43.1 44.7 230.0 12.2 32.1 84.5 37.7	0.18 0.95 7.04 0.41 1.22 2.62 1.53	2.37 2.46 14.64 2.14 2.47 5.41 3.02	100.0 100.0 100.0 100.0 100.0 100.0 100.0	% % % % % % %
ML24-1039	Drill Test	421099.8	1984933.8	1135.8	87	-85	700	616.6 635.8	622.7 637.5	6.1 1.7	0.65 2.73	24.2 2.4	1.04 0.08	2.63 2.89	100.0 100.0	% %
ML24-1043D	Drill Test	421099.8	1984933.8	1135.8	87	-85	379	No significant results
ML24-1043DA	Drill Test	421099.8	1984933.8	1135.8	87	-85	420	No significant results

Notes to Table

1)	Intercepts are core lengths and do not represent true thickness of mineralized zones. True width/thickness will be determined once the geological modelling to define the ore controls is completed.
2)	Core lengths subject to rounding.
3)	Coordinates are WGS 1984 UTM Zone 14N
4)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
5)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104) and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2023 mineral

resource	estimate for Media Luna.
6)	All assay results are uncapped.

Table 3: Results from the ongoing drilling program at Media Luna West (continued)

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
ML24-1043DB	Drill Test	421099.8	1984933.8	1135.8	87	-85	925	765.7	767.2	1.3	3.16	2.5	0.04	3.25	80.6%
								796.4	830.0	28.4	13.36	1.7	0.01	13.40	84.4%
incl.								806.3	820.0	13.1	22.66	2.7	0.02	22.73	95.3%
incl.								825.0	826.0	1.0	20.20	1.3	0.00	20.22	100.0%
incl.								829.0	830.0	1.0	23.70	2.7	0.03	23.79	100.0%
ML24-1045	Drill Test	421015.7	1984856.4	1093.1	259	-83	916	778.9	780.9	2.0	5.83	2.7	0.00	5.87	100.0%
								793.0	794.0	1.0	1.71	3.9	0.26	2.17	100.0%

Notes to Table

1)	Intercepts are core lengths and do not represent true thickness of mineralized zones. True width/thickness will be determined once the geological modelling to define the ore controls is completed.
2)	Core lengths subject to rounding.
3)	Coordinates are WGS 1984 UTM Zone 14N
4)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
5)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104) and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2023 mineral resource estimate for Media Luna.

6)	All assay results are uncapped.

Table 4: Results from the initial drill testing program at Media Luna East

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
MLE-001 incl.	Drill Test	423212.3	1984569.7	1281.9	75	-45	402	349.3 349.9	357.4 352.9	8.1 2.9	2.38 4.98	160.0 292.6	3.24 5.84	9.62 18.10	100.0% 100.0%
								362.7	366.5	3.8	2.05	37.2	0.79	3.79	100.0%
MLE-002	Drill Test	423214.3	1984570.8	1282.0	90	-45	401	356.9	359.7	2.8	2.93	46.1	1.37	5.73	100.0%
								369.6	375.2	5.6	4.21	49.3	1.68	7.53	100.0%
MLE-003	Drill Test	423022.8	1984429.2	1307.7	109	-51	803	618.7	679.7	60.9	4.89	49.0	2.11	8.92	99.9%
								689.3	701.3	12.0	14.73	26.0	2.00	18.28	100.0%
incl.								692.6	697.0	4.4	28.82	23.5	2.30	32.83	100.0%
								753.4	771.7	18.3	18.84	158.2	4.52	28.12	100.0%
MLE-004	Drill Test	423211.6	1984565.2	1281.7	124	-54	417	No significant results
MLE-004A	Drill Test	423211.6	1984565.2	1281.7	124	-54	460	424.0	428.0	4.0	2.22	11.1	0.49	3.15	100.0%
MLE-005	Drill Test	423211.2	1984564.1	1281.7	131	-48	169	No significant results
MLE-005A	Drill Test	423211.2	1984564.1	1281.7	131	-48	558	522.0	524.0	2.0	1.53	50.9	0.75	3.38	100.0%
								528.0	536.3	8.3	5.75	91.7	2.39	10.77	100.0%
MLE-006	Drill Test	423019.4	1984424.6	1307.6	125	-53	690	611.0	670.1	59.0	2.75	36.4	1.35	5.38	100.0%
incl.								611.0	647.0	36.0	3.33	50.1	1.30	6.07	100.0%
incl.								652.8	670.1	17.2	2.40	18.5	1.66	5.31	100.0%

Notes to Table

1)	Intercepts are core lengths and do not represent true thickness of mineralized zones. True width/thickness will be determined once the geological modelling to define the ore controls is completed.
2)	Core lengths subject to rounding.
3)	Coordinates are WGS 1984 UTMZone 14N
4)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
5)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104) and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2023 mineral resource estimate for Media Luna.

6)	All assay results are uncapped.

Table 5: Previously-reported drill holes from Media Luna West

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
ML23-986	Drill Test	421112.8	1985080.1	1190.8	321	-88	166	No significant results
ML23-986A	Drill Test	421112.8	1985080.1	1190.8			870	784.5	798.6	14.1	27.50	27.9	1.20	29.79	100%
MLW-02	Drill Test	421168.8	1985018.2	1183.4	220.0	-75	838	676.3	713.6	37.3	4.08	2.1	0.00	4.11	100%
								721.5	732.9	11.4	2.98	0.7	0.00	2.99	100%
								752.1	761.1	9.1	10.31	2.2	0.04	10.40	100%

Notes to Table

1)	Intercepts are core lengths and do not represent true thickness of mineralized zones.
2)	Core lengths subject to rounding.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104) and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2023 mineral resource estimate for Media Luna.

5)

For more information on the above drilling results, please refer to the Company’s press release titled Torex Gold Reports Results From 2023 Exploration Drilling Program at Media Luna West (November 30, 2023), which is available on www.torexgold.com and www.sedarplus.ca.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/241806